Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
  Irvine, CA 92618

January 22, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re: Cellular Concrete Technologies, Inc. Amendment No. 4 to Form 8-K
Filed December 20, 2013
Amendment No. 2 to Form 10-K for Fiscal Year Ended March 31, 2013
Filed December 20, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 14, 2013
File No. 000-54612

Ladies and Gentlemen:

        On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 31, 2013 addressed to Mr. Paul Falco, the Company’s President, Secretary and Treasurer, with respect to the Company’s filing of its Form 8-K, Form 10-K for the fiscal year ended March 31, 2013 and Form 10-Q for fiscal quarter ended September 30, 2013.

       The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

 Form 8-K Amended December 20, 2013

Competitive Advantage, page 9

1. Regarding your response to prior comment 5, we note that you continue to make claims about your product in your document, such as your reference to a “higher quality” product on page 12. If you have not tested your product in a manner that provides objective statistically relevant results that support the claims you make about your product or whether the concrete mix that the product generates satisfies building codes, please make this clear in your risk factors disclosure and where you make a claim in this document.

Company Response

We have removed the superior claims regarding the product throughout the Form 8-K.

Russell Mancuso
January 22, 2014

Competition, page 13

2. Please address the last sentence of prior comment 6. It remains unclear why your deletions mentioned in that sentence were appropriate.

Company Response

The Company deleted the disclosure due to the lack of substantiated information regarding the worldwide concrete industries capabilities.

Plan of Operation, page 22

3. Please reconcile your disclosure added in the last sentence on page 22 that the license is subject to immediate discontinuation with your disclosure on page 16 that the license is not subject to immediate discontinuation.

Company Response

We have reconciled the disclosure accordingly.

Liquidity and Capital Resources, page 23

4. Please clarify the last paragraph of this section to disclose the substance of your statement in response to prior comment 10 regarding the agreement for the registrant to begin paying expenses after “change of control.” File the agreement as an exhibit and disclose the date that the registrant began paying its expenses. Also, with a view toward disclosure in an appropriate section of your document, please tell us the amount of your expenses that Accelerated Venture Partners paid; ensure that your response is consistent with the disclosure in your Form 10-Q for the periods ended June 30, 2012 and September 30, 2012 regarding “expenses due to founder.”

Company Response

We have modified the disclosure in the Liquidity and Capital Resources section and added disclosure to the “Related Party Transactions” disclosing the amount Accelerated Venture Partner and Cellular Concrete Technologies, LLC have loaned the Company.

Rule 144, page 28

5. Please address that part of prior comment 12 that asked you to disclose when your outstanding shares could be sold pursuant to Rule 144. On what date will you have satisfied “the requirements of Rule 144(i)(2)”? Given Rule 144(i), clarify how the time periods that you mention in the first two paragraphs of this section are relevant to the sales of your outstanding securities.

Company Response

We have modified the disclosure to state:

 “None of our common shares are currently eligible for resale under Rule 144. In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least six months and persons who are affiliates must file a Form 144 with the SEC prior to sale, may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. If substantial amounts of our common stock become available for resale under Rule 144, prevailing market prices of our common stock will be reduced.

Russell Mancuso
January 22, 2014

The Company currently has two shareholders (2) shareholders holding an aggregate of 26,350,000 shares these shares are considered restricted under Rule 144.   Moreover, these shares are subject to Rule 144(i)(1), which prohibits the use of the rule for sales of restricted stock and stock held by affiliates into the public market unless the requirements of Rule 144(i)(2) are satisfied, which permits the use of Rule 144 by stockholders of an issuing company that has previously been but is not now a shell company if the issuing companyhas been filing reports with the SEC for one year that contain information about its current operating (or development stage) business activities (not including shell company activities) and it is current in its reporting obligations at the time of the proposed sale in reliance on Rule 144.   The Company cannot provide an accurate timeframe of, if and when, the current shares will be eligible for sale(s) pursuant to Rule 144 by it two existing shareholders.”

Exhibits, page 32
6. Your response to prior 13 does not cite authority for how you complied with your obligations under Regulation 14A or 14C. We encourage you to ensure that you comply with those obligations and all of your obligations under the Exchange Act.

Company Response

The Company acknowledges the filing requirements and obligations under the Exchange Act and fully intends to comply with all filing requirements and obligations under the Exchange Act.

Form 10-K for Fiscal Year Ended March 31, 2013

Compliance with Section 16(a) of the Exchange Act. page 12

7. We note your response to prior comment 15. Please revise this section to provide the disclosure required by Item 405(a) of Regulation S-K.

Company Response

We have revised this section accordingly. Please note that Accelerated Venture Partners file the required Form 4 on January 21, 2014 and Cellular Concrete Technologies, LLC will be filing the required Form 3 once they receive their Edgar filing codes.

Signatures

8. We note your response to prior comment 15. In future filings, please ensure that each individual signing the document in the capacity of a director is identified as a director below the second paragraph of text that Form 10-K requires to appear on the Signatures page.

Company Response

We have modified the signature page accordingly.

Russell Mancuso
January 22, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Controls and Procedures

9. Please refer to our prior comment 18. We see from your disclosure that your management conducted their evaluation of your disclosure controls and procedures as of September 30, 2012 and based on this evaluation determined that your disclosure controls and procedures were not effective. Please further amend your filing to provide managements evaluation of disclosure controls and procedures as of September 30, 2013.

Company Response

We have modified the disclosure accordingly.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Paul Falco

CELLUAR CONCRETE TECHNOLOGIESHH, INC.
By: Paul Falco
Paul Falco
Chief Executive officer